UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAMES OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER*
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.5%

14	TYPE OF REPORTING PERSON
CO

*	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Delaware Project 6 L.L.C., a wholly-owned subsidiary of SoftBank (“Project 6”), and subject to the Proxy, as of July 29, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C., a Delaware limited liability company controlled by Raul Marcelo Claure (“Claure Mobile”), and subject to the Claure Proxy, as of July 29, 2020. This calculation is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members (which shall be defined to include only the persons referred to as Separately Filing Group Members in Schedule B attached to this Amendment No. 11 to this Schedule 13D), Raul Marcelo Claure and Claure Mobile (Raul Marcelo Claure and Claure Mobile, together, the “Claure Parties”).

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent LLC (“T-Mobile Agent”) to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of July 29, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of July 29, 2020. This calculation is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.5%

14	TYPE OF REPORTING PERSON
CO

*	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of July 29, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of July 29, 2020. This calculation is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of July 29, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of July 29, 2020. This calculation is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.5%

14	TYPE OF REPORTING PERSON
CO

*	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of July 29, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This calculation is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of July 29, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of July 29, 2020. This calculation is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of July 29, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of July 29, 2020. This calculation is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of July 29, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of July 29, 2020. This calculation is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 11 (this “Amendment No. 11”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014, Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on April 30, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on July 26, 2019, Amendment No. 6 to Schedule 13D filed with the Commission on February 20, 2020, Amendment No. 7 to Schedule 13D filed with the Commission on April 2, 2020, Amendment No. 8 to Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 9 to Schedule 13D filed with the Commission on June 24, 2020, and Amendment No. 10 to Schedule 13D filed with the Commission on June 26, 2020 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members and the Claure Parties, which agreements contain, among other things, certain voting agreements and transfer and other restrictions. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 11 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons in the aggregate may be deemed to beneficially own 649,882,564 shares of Common Stock, which represent approximately 52.5% of the shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020. This includes (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members, as set forth in Schedule B, an additional 106,291,623 shares of Common Stock beneficially owned by the Separately Filing Group Members (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), which is calculated after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020 in connection with the Rights Offering, and (iii) based solely on the information contained in the Schedule 13D filed by the Claure Parties, as set forth in Schedule B, an additional 5,000,000 shares of Common Stock beneficially owned by the Claure Parties.

On June 30, 2020, Ms. Michaela Klitsch, a Managing Director of T-Mobile Holding, acquired 49 shares of Common Stock. Following such acquisition, Ms. Michaela Klitsch beneficially owns 97 shares of Common Stock, which represents less than 0.01% of the shares of Common Stock issued and outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020. To the best knowledge of the Reporting Persons, Ms. Michaela Klitsch has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by her.

(c) The Master Framework Agreement contemplated that, following the receipt of necessary regulatory approvals, T-Mobile would sell to Claure Mobile 5,000,000 shares of Common Stock (the “Claure Shares”), at the same price per share as the Common Stock sold in the First Public Equity Offering (the “Claure Purchase”), which would occur simultaneously with the purchase by T-Mobile of 5,000,000 shares of Common Stock from SBGC at an equivalent price pursuant to the Share Repurchase Agreement. The necessary regulatory approvals having been obtained, the Claure Purchase was consummated on July 16, 2020 at a price of $103.00 per share of Common Stock. As such, the Claure Shares are no longer held by SBGC and subject to the Proxy, but are now held by Claure Mobile and subject to the Claure Proxy. No change in the aggregate beneficial ownership or voting power of the Reporting Persons occurred as a result of the Claure Purchase.

On June 26, 2020, pursuant to the Rights Offering, T-Mobile distributed registered, transferable subscription rights to its existing stockholders, which provided each such stockholder with the right to purchase, until 5:00 p.m. Eastern Time on July 27, 2020, one share of Common Stock for every 20 shares of Common Stock that it owned as of 5:00 p.m. Eastern Time on June 25, 2020, at the same price per share as the Common Stock sold in the Initial Public Equity Offering. On July 28, 2020, T-Mobile announced that, upon expiration of the subscription period on July 27, 2020, the Rights Offering was oversubscribed. On or about August 3, 2020, T-Mobile will sell an aggregate of 19,750,000 shares of Common Stock at the subscription price of $103.00, pursuant to the exercise of the basic subscription rights and over-subscription rights in the Rights Offering. In accordance with the Share Repurchase Agreement, T-Mobile will use the net proceeds of the Rights Offering to purchase an equal number of shares of Common Stock from SBGC. Concurrently with the foregoing sale, such 19,750,000 shares of Common Stock will be released from the Proxy.

As previously noted in this Item 5, on June 30, 2020, Ms. Michaela Klitsch, a Managing Director of T-Mobile Holding, acquired 49 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

The information contained in part (c) of Item 5 of this Schedule 13D is incorporated herein by reference.

Intercreditor Agreement and Deutsche Telekom’s Right of First Refusal

On July 28, 2020, Project 6, Deutsche Telekom, T-Mobile Agent, Citibank, N.A., as facility agent under the Loan Agreement (as defined below), Citibank, N.A., as BABA security agent and the Lenders (as defined below) entered into an Intercreditor Agreement (the "Intercreditor Agreement") setting forth certain agreements between the parties thereto with respect to the Pledged TMUS Shares (as defined below).  Among other things, and in accordance with the Proxy Agreement, the Intercreditor Agreement provides that, subject to certain exceptions and requirements, in the event of a margin call or acceleration under the Loan Agreement, Deutsche Telekom shall have the right to purchase all or any portion of the Pledged TMUS Shares then constituting collateral under the Loan Agreement (the “DT ROFR”), at a price per Pledged TMUS Share equal to the closing sale price per Pledged TMUS Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) as reported in composite transactions for The NASDAQ Global Select Market (“NASDAQ”) on the day on which NASDAQ is open for trading for its regular session immediately preceding the date of delivery of Deutsche Telekom’s commitment to exercise the DT ROFR.

Contingent Floating Rate Option

On July 27, 2020, Project 6 entered into a Margin Loan Agreement (as amended from time to time, the “Loan Agreement”) with the lenders party thereto (the “Lenders”), Citibank, N.A., as facility agent and Citibank, N.A., JPMorgan Chase Bank, N.A., London Branch, Mizuho Securities USA LLC and Deutsche Bank AG, London Branch, as joint calculation agents. In connection with the Loan Agreement, on July 28, 2020, Project 6 entered into a security agreement with the Lenders or their agents, pursuant to which Project 6 pledged to the Lenders 106,291,623 shares of Common Stock (the “Pledged TMUS Shares”) and any proceeds thereof to secure its obligations under the Loan Agreement. Project 6 has also agreed to pledge certain other assets to the Lenders under the Loan Agreement.

On July 28, 2020, Project 6, as grantor, and Deutsche Telekom, as optionholder, entered into a Contingent Floating Rate Option Agreement (the “Contingent Floating Rate Option”) in connection with the Loan Agreement. The Contingent Floating Rate Option provides Deutsche Telekom with rights to acquire any remaining Pledged TMUS Shares and other assets (“Other Collateral”) that Project 6 will pledge to the Lenders under the Loan Agreement following the exercise of the DT ROFR and the discharge in full of Project 6’s obligations under the Loan Agreement.  The total aggregate value of Pledged TMUS Shares and Other Collateral that Deutsche Telekom is entitled to purchase under the Contingent Floating Rate Option will be proportional to the portion of obligations under the Loan Agreement that can be repaid with the proceeds received from Deutsche Telekom’s purchase of any Pledged TMUS Shares pursuant to the DT ROFR (the “ROFR Shares”).  The number of Pledged TMUS Shares and amount of Other Collateral that are subject to the Contingent Floating Rate Option will be reduced by any Pledged TMUS Shares or Other Collateral that are transferred or otherwise disposed of as a result of a foreclosure by the Lenders under the Loan Agreement.  Under the terms of the Contingent Floating Rate Option, Deutsche Telekom may elect to receive additional Pledged TMUS Shares (if any remain) in lieu of any Other Collateral with an equivalent value.

The Contingent Floating Rate Option may be exercised by Deutsche Telekom at any time following the purchase of any ROFR Shares up to the date that is two business days after the later of (i) the date on which all obligations under the Loan Agreement are discharged in full and (ii) the date on which all of the collateral under the Loan Agreement is released by the Lenders.  The Contingent Floating Rate Option may only be exercised once, in full.

The Contingent Floating Rate Option can be exercised at an exercise price per share of Common Stock equal to (i) the excess (if any) of (x) the price paid by Deutsche Telekom to purchase any ROFR Shares over (y) the aggregate value of ordinary shares of Alibaba Group Holding Limited pledged as Other Collateral to the Lenders under the Loan Agreement, determined by the average of the daily volume weighted average price per share of such ordinary shares on the principal U.S. national securities exchange on which such shares are listed for trading as reported on Bloomberg L.P. page “BABA US Equity AQR” (or any successor page thereto) or, if not available, by another authoritative source mutually agreed by Project 6 and Deutsche Telekom, in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on a day on which the relevant securities exchange is open for trading (a “Trading Day”), for each of the two consecutive Trading Days immediately preceding the date on which Deutsche Telekom delivers the purchase price for any ROFR Shares, divided by (ii) the aggregate number of shares of Common Stock that Deutsche Telekom is entitled to purchase pursuant to the Contingent Floating Rate Option.

Deutsche Telekom is only entitled to transfer its rights under the Contingent Floating Rate Option to a wholly-owned subsidiary.  Any other pledge, transfer or assignment of rights and obligations requires the consent of both parties to the Contingent Floating Rate Option.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2020

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
	Name:	Dr. Ulrich Zwach
Title:

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Helmut Becker
	Name:	Helmut Becker
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Frank Schmidt
	Name:	Frank Schmidt
	Title:	Managing Director

By:	/s/ Michaela Klitsch
	Name:	Michaela Klitsch
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Raphael Kübler
	Name:	Raphael Kübler
	Title:	Managing Director

SCHEDULE B

Certain Information Regarding the
Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3), (4)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	106,291,623 (8.6%)	0	0	106,291,623	0
SoftBank Group Capital Ltd	0 (0.0%)	0	0	0	0
Delaware Project 6 L.L.C.	106,291,623 (8.6%)	0	0	106,291,623	0

(1) See the Schedule 13D/A filed on July 29, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned by the Separately Filing Group Members is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as of July 29, 2020.

(3) As described in the Schedule 13D/A filed on July 29, 2020 by the Separately Filing Group Members, the information shown in the table with respect to the number of shares of Common Stock beneficially owned by each of SoftBank and SBGC is provided after taking into account the expected sale of 19,750,000 shares of Common Stock by SBGC to T-Mobile on or about August 3, 2020.

(4) Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

Certain Information Regarding the Claure Parties(5)

Claure Party	Aggregate Number (Percentage) of Shares Beneficially Owned(6), (7)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Raul Marcelo Claure	7,034,791 (0.6%)	2,034,791(8)	0	7,034,791	0
Claure Mobile L.L.C.	5,000,000 (0.4%)	0	0	5,000,000	0

(5) See the Schedule 13D filed on July 24, 2020 by the Claure Parties, which includes information regarding each Claure Party’s jurisdiction of organization, principal business, address of principal office and other information.

(6) The information shown in the table with respect to the number of shares beneficially owned by the Claure Parties is based on the number of shares of Common Stock beneficially owned by each Claure Party as of July 24, 2020.

(7) Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

(8) Based on the Schedule 13D filed on July 24, 2020 by the Claure Parties, Raul Marcelo Claure holds 2,034,791 shares of Common Stock not subject to the Claure Proxy.